Exhibit 4.2

Supplemental Agreement to Purchase Agreement

Party A: Beijing 21Vianet Broad Band Data Center Co., Ltd.

Party B: Ran CHENG

Party C: Fahua XUE

Party D: Chenghua HONG

Party E: Beijing Shidaitonglian Technology Co., Ltd.

Party F: Beijing Chengyishidai Network Technology Co., Ltd.

Party G: Zhiboxintong (Beijing) Network Technology Co., Ltd.

Whereas:

1.	Party B, Party C and Party D are shareholders of Party E, holding 100% of Party E’s shares;

2.	Party E is the shareholder of Party F and Party G (the “Target Companies”), holding 49% of the Target Companies’ shares;

3.	The Parties entered into the Purchase Agreement (the “Original Agreement”) on September 21, 2010, under which Party A purchases 51% of the Target Companies and may further elect to purchase the remaining 49% of the Target Companies by December 31, 2011;

4.	The Parties intend to properly adjust the share purchase price under the Original Agreement;

5.	Party A agrees to purchase, and Parties B, C, D and E agree to transfer to Party A the remaining 49% of the Target Companies according to this Supplemental Agreement,

In consideration whereof, the Parties enter into the following through amicable negotiation:

1.	Subject Shares

The shares of Party F and Party G held by Party E (representing 49% shares of Party F and Party G respectively).

2.	Purchase Price:

(1) Article 2.2.2 of the Original Agreement shall be modified as “The Parties of this Agreement agree unanimously that the Share Purchase Price is 2.75 times of the net profits of the Target Companies in 2011 as audited according to the US GAAP, which is 100% of the equity value of the Target Companies. The Parties of this Agreement further confirm that the Share Purchase Price shall be adjusted pursuant to the Performance Commitment of Annex IX and other stipulations of this Agreement, but shall in no case exceed RMB 178,750,000.”;

(2) The price at which Party A purchases the remaining 49% equity of the Target Companies shall be 1.3475 times of the net profits of the Target Companies in 2011 as audited according to the US GAAP, but shall in no case exceed RMB 87,587,500.

3.	Payment Conditions, Time, Amount and Means of Payment of the Purchase Price:

3.1 The payment conditions for Party A’s purchase of 51% equity of the Target Companies shall be subject to those provided for in the Original Agreement. The payment conditions for Party A’s purchase of the remaining 49% equity of the Target Companies shall be as follows:

(1) Party A issues the option exercise notice;

(2) The change of registration regarding the Target Companies’ share ownership with the industrial and commercial authority has been completed; and

(3) All the closing conditions agreed in Annex VI have been satisfied.

3.2 Payment Schedule

(1) With respect to the share purchase price of Party A’s purchase of 51% equity of the Target Companies, Party A has already paid RMB 25 million to Party B under the Original Agreement, and Party A and Party B hereby further agree that the RMB 25 million loan provided by Party A to Party B on September 30, 2010 shall be used as part of the share purchase price to be paid by Party A to Party B for the purchase of the 51% equity interest in the Target Companies; therefore, as of the date of this Agreement, Party A has paid RMB 50 million to Party B with respect to its purchase of 51% equity interest in the Target Companies, and Party B will no longer be obliged to repay the RMB 25 million loan to Party A. The Parties agree that Party A shall, within 20 Working Days after the year 2011 audit of the Target Companies is completed, pay the remaining amount (in RMB or equivalent foreign currency) with respect to the purchase of 51% equity interest to the bank account designated by Party B pursuant to the Original Agreement and Article 2(1) hereunder. The remaining amount shall be calculated according to the following formula: net profits of the Target Companies in 2011 as audited according to the US GAAP*2.75*51% - RMB 50 million.

(2) With respect to the share purchase price of Party A’s purchase of the remaining 49% equity interest in the Target Companies, Party A shall pay RMB 67,375,000 (or equivalent foreign currency) to the bank account designated by Party B by December 31, 2011; thereafter, after the net profits of the Target Companies in 2011 as audited according to the US GAAP are determined, Party A and Party B shall complete the final calculation and payment of the 49% equity interest purchase price according to Article 2(2) by making up for or refunding (as the case may be) the difference between the final calculation result and RMB 67,375,000 (or equivalent foreign currency).

3.3 The means of payment of the purchase price shall not violate the compulsory requirements of the relevant laws and regulations.

3.4 Party A may suspend payment of the purchase price, provided that it can provide sufficient evidence to prove that the contents of the annexes hereof are materially different from the real situation for the reasons attributable to Party B, C, D or E.

4.	Representations and Warranties of Parties B, C, D and E

See Annex I hereof.

5.	Undertakings of Parties B, C, D and E

See Annex II hereof.

6.	Change of Registration Regarding Share Ownership

(1) Within one week after all the closing conditions hereunder are satisfied, the change of registration of the subject shares with the administration for industry and commerce shall be completed. The formalities of change of registration shall be handled by Party E with the assistance of the other Parties and the relevant expenses shall be borne by the Target Companies.

(2) The Share Transfer Agreement submitted to the administration for industry and commerce shall be used only for the purpose of change of registration. The actual payment obligation of Party A shall be determined according to, and only subject to the terms of this Supplemental Agreement.

7.	Legal Responsibilities

If the contents of the annexes hereof are materially different from the real situation for the reasons attributable to Party B, C, D or E, which leads to any losses to Party A or its affiliates, Parties B, C, D and E shall jointly provide indemnification to Party A.

8.	Conclusion and Effectiveness of this Supplementary Agreement

(1)	This Supplemental Agreement was executed and effective as of December 15, 2011;

(2)	For provisions under the Original Agreement that are supplemented by this Supplemental Agreement, the provisions hereof shall prevail; for the provisions not supplemented by this Supplemental Agreement, the provisions under the Original Agreement shall prevail.

9.	Miscellaneous

(1)	Annex X of the Original Agreement shall be terminated as of the date hereof;

(2)	From the date hereof, Jiangxi Zhongya, which is a company effectively controlled by Party B, shall provide the leased cabinets only to: (1) Party A and its affiliated companies; and (2) Party E, see Annex V of this Supplemental Agreement for the details of the abovementioned cabinets;

(3)	This Supplemental Agreement is supplementary to, and constitutes part of the Original Agreement. The terms and glossaries mentioned herein shall be the same as those under the Original Agreement.

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Party A: Beijing 21Vianet Broad Band Data Center Co., Ltd.

/s/ Sheng Chen

Party B: Ran CHENG

/s/ Ran Cheng

Party C: Fahua XUE

/s/ Fahua Xue

Party D: Chenghua HONG

/s/ Chenghua Hong

Party E: Beijing Shidaitonglian Technology Co., Ltd.

/s/ Beijing Shidaitonglian Technology Co., Ltd. (official seal)

Party F: Beijing Chengyishidai Network Technology Co., Ltd.

/s/ Beijing Chengyishidai Network Technology Co., Ltd. (official seal)

Party G: Zhibo Xintong (Beijing) Network Technology Co., Ltd.

/s/ Zhiboxintong (Beijing) Network Technology Co., Ltd. (official seal)

Annex I

Summary of Representations and Warranties of Parties B, C, D and E

As of the date of representation and warranty, all the following representations and warranties are true, complete, accurate and not misleading.

1.	Ran CHENG, Fahua XUE and Chenghua HONG are Chinese natural persons who have full capacity for civil conduct and are capable of signing and performing all the obligations under this Agreement. The Target Companies and SDTL are the companies duly established and existing and in good standing under the P.R.C. laws, and have the corporate power and capability to possess their assets and continue existing business.

2.	Authorization. The Original Shareholders and the Target Companies have the full and necessary authorization to execute this Agreement, to perform all the obligations under this Agreement and to complete all the transactions under this Agreement, including but not limited to the necessary approval or authorization from any third party. This Agreement shall be binding upon the Original Shareholders, the Target Companies and Party B.

3.	Conflicts. The execution and performance of this Agreement do not violate or conflict with the articles of association of the Target Companies, the rules of other organizations or any article of the constitutional documents; nor do they violate any provisions of mandatory P.R.C. laws and regulations, or any applicable regulations, notices, opinions, orders or rulings. The execution and performance of this Agreement by the Original Shareholders, the Target Companies and Party B do not breach any agreement, contract, memo, letter of intent or any other documents of any type entered into with any third party.

4.	Valid Existence of Target Companies. The registered capital of the Target Companies has been fully paid up according to their articles of association, capital verification report and legal-person business license (“Establishment Documents”), in compliance with the requirements of the P.R.C. laws and regulations, with no due payment outstanding. All the Establishment Documents have been approved in time and are valid and enforceable according to the P.R.C. laws and regulations. The business scope of the Target Companies detailed in the Establishment Documents complies with the P.R.C. laws and regulations. The operating activities described in the Establishment Documents comply with the P.R.C. laws and regulations. All the licenses, permits, qualifications and approvals required for the operating activities under the P.R.C. laws and regulations have been applied for and obtained in accordance with laws. In addition, all such licenses, permits, qualifications and approvals are currently effective. The Target Companies have passed the annual inspection of the relevant government authorities on such licenses, permits, qualifications and approvals.

5.	Outside Investment. The primary business of the Target Companies is ISP and telecommunication service. The Target Companies have no other investment and commercial operating entities. The Target Companies have legally obtained and hold all the rights and interests from its above-mentioned investment and affiliated commercial operating entities.

6.	Financial Report. All the written documents already provided to Party A by the Target Companies are truthful, complete and accurate reflection of the operating status and the financial conditions of the Target Companies in relevant period or on relevant base day, with no significant omissions or misleading statements. All the auditing accounts and management accounts (including but not limited to transfer accounts) of the Target Companies are formulated in compliance with the financial and accounting policies of relevant P.R.C. laws and regulations and the particular status of the Target Companies, and truthfully and impartially reflect the financial and operational status of the Target Companies on relevant accounting date. The financial records and documents of the Target Companies are completely in compliance with the P.R.C. laws and regulations and P.R.C. accounting principles.

7.	No changes. As of the date of execution of this Agreement, neither of the Target Companies shall conduct the following acts without the prior written approval of 21Vianet:

7.1	To make repayment in advance outside the ordinary course of business;

7.2	To provide guarantee to other person and impose mortgage, pledge and other security rights on its assets;

7.3	To waive any debts or waive any right of claim;

7.4	To amend any existing contract or agreement outside the ordinary course of business;

7.5	To provide bonus to any managers, directors, employees, sale representatives, agents or consultants or to increase their incomes in any other forms. To increase the remunerations of the top-five compensated persons, the CEO and the CFO by more than 10% within 12 months;

7.6	To bear any losses (whether covered by insurance or not) or to make any changes to its relationship with the clients or the employees, which may adversely affect the Target Companies significantly;

7.7	Except for the adjustment to the Target Companies’ accounts according to the P.R.C. laws and regulations and the US accounting principles, to modify the accounting methods, policies or principles and the financial accounting rules and regulations of the Target Companies;

7.8	To transfer or permit others to use the intellectual property right of the Target Companies;

7.9	Any significant changes to business practices, accounting methods, employment policies or rules and regulations;

7.10	Significant adverse changes to the business status of the Target Companies; to conduct business outside the ordinary course of business and assume responsibilities;

7.11	To make any decisions on shareholders’ meeting or on board meeting that are different from the regular matters being discussed on the annual general meetings, not including resolutions made to perform this Agreement;

7.12	To announce, have paid for, lead to or prepare to announce, pay for, lead to dividends, bonus or any other forms of dividends; or

7.13	Any act or omission that may result in the above-mentioned conditions.

8.	Tax. The Target Companies have completed all tax registration in compliance with the requirement of laws and regulations and have paid for all the taxes as required by laws, regulations and the US GAAP.

9.	Asset. The Target Companies are in legal possession and usage of all the fixed assets and intangible assets for their current operation. The breakdown of the construction in progress as of September 30, 2011 (Exhibit VII) and the breakdown of the newly added fixed assets from October 1, 2010 to September 30, 2011 (Exhibit VIII) submitted to 21Vianet by the Target Companies are true, accurate and complete.

10.	Real Estate. The Target Companies have no real estate or related rights and liabilities.

11.	Premise Lease. The premise leased from the lessor by the Target Companies has the valid and effective real estate ownership certificate. The lease contract is legally signed and validly existing, without any breach of contract by either party.

12.	Contract. The Original Shareholders and the Target Companies have submitted to 21Vianet part of the currently effective copies of the written contracts that are in consistence with the originals. The written contract details separately submitted to 21Vianet by the Target Companies are true and complete. The Original Shareholders, the Target Companies and Party B undertake that all the currently effective contracts are legitimate, effective and enforceable, which are entered into in the ordinary course of business and will not jeopardize the interests of the Target Companies. All the currently effective contracts are properly performed, without any breach of contract by the Target Companies.

13.	Intellectual Property Right. The Target Companies hold or are authorized to hold (including but not limited to patent, trademark, copyrights, know-how, domain names and trade secrets, etc.) all the intellectual property rights required for their current operation or required by the current written operation plan. The Target Companies have obtained all the necessary authorizations and permits to conduct business operating activities related to others’ intellectual property rights. The Target Companies are not in violation of the intellectual property rights, trade secret, proprietary information or other similar rights of any third party. The Target Companies have no ongoing or contingent claim of compensation, disputes or judicial proceeding caused by the violation of any third party’s intellectual property rights, trade secrets, proprietary information or other similar rights. All the trademarks, patents, software copyrights and domain names of the Target Companies have been officially registered according to laws.

14.	Litigation and Other Legal Proceedings. There are no penalties, injunctions or instructions from the government department, or civil, criminal and administrative litigations, arbitrations or other proceedings and disputes against the Target Companies, which may bring significant negative influence to the Target Companies or adversely affect the formation, effect, and enforceability of this Agreement and the changes of shareholding under this Agreement, whether it is completed, ongoing or contingent.

15.	Compliance with Laws and Regulations. The current business and the business to be carried out by the Target Companies comply with the currently effective laws, regulations, provisions and other administrative regulations promulgated by relevant national administrative departments (collectively referred to as “Laws and Regulations”), and permits, licenses and authorizations (collectively referred to as “Permits”); there is no violation of Laws and Regulations or Permits that may exert significant adverse effect on the business and assets of the Target Companies.

16.	Employees.

16.1	The Target Companies employ employees in accordance with relevant labor laws and regulations and sign the labor contracts with all its employees on time;

16.2	Neither existing nor potential labor disputes or conflicts exist between the Target Companies and their current or former employees;

16.3	The Target Companies have no payment obligation for outstanding and payable economic compensation related to the termination of labor contract or other similar compensations related to employment;

16.4	The pension, housing, medical care, unemployment, maternity, injury and all other social insurance or employee benefits required by relevant laws, regulations and agreements have been fully paid and/or withheld by the Target Companies according to relevant laws and regulations. No existing or potential disputes exist related to such social insurance or employee benefits;

17.	Accounts and Documents of the Target Companies

17.1	The account books, share change records, financial statements and all the other documents recorded by the Target Companies have been kept according to commercial practices and entirely controlled by the Target Companies. All the main transactions with respect to the business of the Target Companies have been correctly and normatively recorded;

17.2	As of the signing date of this Supplementary Agreement, all the documents of the Target Companies, including the record of the board meeting, record of shareholders meeting and shareholders list of the Target Companies, are properly kept and completely, correctly record all the matters that shall be recorded on such documents;

17.3	As of the signing date of this Supplementary Agreement, (1) there are no incidents occurring that may cause the debts of the Target Companies to expire in advance; (2) no assets of the Target Companies have been disposed or come out of control of the latter; the Target Companies did not sign any agreement that may cause irregular financial expenses or obligations;

17.4	The Target Companies have submitted all the information that was required by any tax department; as of the date of signing this Agreement, there are no tax responsibilities or tax benefits disputes between the Target Companies and the tax authorities;

17.5	The Target Companies have kept all the financial documents for regular tax calculation and tax payments and sufficient documents for tax benefits approved by relevant governmental departments; and

17.6	Except for the employee benefits, social and pension security required by the Labor Law of the People’s Republic of China and its regulations, the Target Companies do not have any in-office, off-office, retirement or provided-for-the-aged benefits and securities.

18.	Information Disclosure. All the documents, data and information provided to 21Vianet by the Original Shareholders, the Target Companies and Party B before and after the execution of this Agreement are truthful and accurate without significant and essential omissions and are not misleading.

Annex II

Summary of Undertakings of Parties B, C, D and E

1.1 From the execution of this Agreement to the time when Party B ceases to essentially act as the leader of the management team of the Target Companies, Parties B, C, D and E undertake to cause the Target Companies:

1.1.1 to carry out business in the ordinary course of business, and not to make, or agree to make, or promise to make any payment exceeding the amount of RMB 150,000 outside the normal payment during its normal transaction process;

1.1.2 to continue to maintain the relationship with clients to ensure that the goodwill and operation of the Target Companies will not be adversely affected after the completion of share transfer;

1.1.3 not to pay the account payables in advance or in delay without the consent of 21Vianet; not to repay any loans from the business activities outside the normal business scope, without the consent of 21Vianet;

1.1.4 to timely perform the contract, agreement or other documents previously entered into with regard to the assets and business of the Target Companies;

1.1.5 not to reach settlement by themselves or waive or change their claims or other rights in lawsuit without prior written consent of 21Vianet;

1.1.6 to use their best effort to ensure that the Target Companies are in duly operation and have obtained all the government approvals and other approvals and permissions necessary for their operations;

1.1.7 not to be divided, merge with third parties or purchase assets or business from third parties, without the consent of 21Vianet;

1.1.8 not to violate the representations and warranties clause hereunder;

1.1.9 to timely notify 21Vianet in writing of any events, facts, conditions, changes or other circumstances that have affected, or may affect, the Target Companies substantially and adversely;

1.1.10 to deal with the tax issues of the Target Companies in usual manners strictly according to applicable laws and regulations; and

1.1.11 Access to Information. During the normal working time of the Target Companies, to continue to provide 21Vianet and its representatives with the materials of the Target Companies reasonably required by 21Vianet and its representatives, including to fully provide the attorneys, accountants and other representatives appointed by 21Vianet and its representatives with all the accounts, records, contracts, technical materials, personnel materials, management and other documents; in order for 21Vianet to get a further understanding of the properties, assets, business of the Target Companies and documents referred to in this Agreement, the Original Shareholders, the Target Companies and Party B permit 21Vianet to contact with the clients and creditors of the Target Companies on the condition that it will not affect or disturb the business operation of the Target Companies. The Original Shareholders, the Target Companies and Party B agree that 21Vianet may conduct prudent review over the finance, assets and operation of the Target Companies before Closing.

1.2 The Target Companies undertake and the Original Shareholders and Party B undertake and shall procure that the original shareholders and the senior management of the Target Companies and the Affiliates of the Target Companies undertake that after this Agreement takes into effect,

1.2.1 they shall strictly perform their respective non-compete obligations and ensure that CYGF strictly perform its non-compete obligations; and

1.2.2 the Target Companies will not compete with 21Vianet in the ISP market using the business resources of 21Vianet. 21Vianet is entitled to terminate the business resources service under the Original Agreement in the event of breach and reserves the right to recover losses arising therefrom.

1.2.3 if Party B confirms that it will conduct the business independently instead of joining 21Vianet, Party B shall undertake to:

(1) observe the non-compete obligations and not to solicit any existing talents of Party F and Party G;

(2) use its best efforts to provide its ties and resources to fully support Party F and Party G to fulfill or surpass the established goals; and

(3) give 21Vianet priority to use, cooperate in and purchase the new business that may be conducted by Party B.

1.3 Party B hereby makes the following undertakings: after the execution of this Agreement, all the liabilities not disclosed in the legal due diligence and financial due diligence, or the financial, legal and other risks, liabilities and responsibilities of the Target Companies due to the events and reasons of the Target Companies and/or the Original Shareholders and/or Party B existing before the Purchase, shall be fully borne by Party B. In addition, if any company controlled by Party B proposes to retain or apply for any telecommunication service license competing with the existing business of 21Vianet, it shall obtain the prior consent of 21Vianet.

1.5 The Original Shareholders and the management team of the Target Companies will complete the integration in business by December 15, 2011.

Annex VI Closing Conditions

The same as the relevant provisions of Exhibit II of the Original Agreement, but without overlapping with the following: (1) the conditions that have already been satisfied under the Original Agreement and remain validly satisfied now; (2) the conditions that have been modified hereunder.